  Exhibit 99.4

Relevant part of the Minutes of the Board of Directors of Central Puerto S.A. on March 11, 2019

Minutes no. 337: In the City of Buenos Aires, on March 11, 2019, the Board of Directors of CENTRAL PUERTO S.A. (hereinafter, the “Company” or “CPSA”, indistinctly) convened. The following directors were present: Osvaldo RECA, Miguel DODERO, Oscar GOSIO, Juan José SALAS, Diego PETRACCHI, Tomás PERES, Tomás WHITE, Jorge RAUBER, Cristián LOPEZ SAUBIDET, Jorge Eduardo VILLEGAS and Liliana MURISI, who attended via conference video call. The following members of the Supervisory Committee also attended the meeting: Cesar HALLADJIAN, Eduardo EROSA and Juan NICHOLSON. At 2 p.m., there being enough quorum to hold the meeting, the meeting was commenced and the (…) twelfth item on the agenda was submitted for consideration: 12) ANNUAL GENERAL MEETING AND SPECIAL GENERAL MEETING CALL. Mr. Osvaldo RECA continued taking the floor and informed the shareholders that in view of the legal and bylaw requirements of the Company, it is necessary to call an Annual General Meeting and a Special General Meeting. Upon the proposal of Mr. President, the Board of Directors approved unanimously to originally call an Annual General Meeting and a Special General Meeting for April 30, 2019 at 11 a.m., being the meeting on second call on the same day at 12 at Av. Tomás A. Edison 2701, City of Buenos Aires. Should the original call fail to succeed, the meeting held on second call will only cover the items of the Annual General Meeting. (…) There being no further business to discuss, the meeting was adjourned at 3:20 p.m.

Leonardo Marinaro

Head of Market Relations

Central Puerto S.A.